Filed Pursuant to Rule 424(b)(5)
Registration No. 333-161030

Prospectus supplement

(To Prospectus dated September 18, 2009)

12,000,000 shares

Modine Manufacturing Company

Common stock

We are offering 12,000,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “MOD.” On September 24, 2009, the last reported sale price of our common stock on the NYSE was $7.24 per share.

Investing in these securities involves significant risks. See “Risk factors” beginning on page S-9 of this prospectus supplement.

	Per share	Total

Initial public offering price	$7.1500	$85,800,000

Underwriting discounts and commissions	$0.3682	$4,418,400

Proceeds to Modine Manufacturing, before expenses	$6.7818	$81,381,600

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option to purchase, exercisable within the 30-day period from the date of this prospectus supplement, up to an additional 1,800,000 shares of our common stock, at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $5,081,160 and total proceeds, before expenses, to us, will be $93,588,840.

The underwriters expect to deliver the shares on or about September 30, 2009.

Book-running manager

J.P. Morgan

Lead manager

Robert W. Baird & Co.

Co-managers

Comerica Securities	KeyBanc Capital Markets

September 24 , 2009

Prospectus supplement

Prospectus

About this prospectus supplement

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus that contains more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Incorporation by reference” in the accompanying prospectus.

When acquiring any securities discussed in this prospectus supplement, you should rely only on the information provided in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference. Neither we nor any of the underwriters have authorized anyone to provide you with different information. We are not offering our common stock in any jurisdiction where the offer is prohibited. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate or complete at any date other than the date mentioned on the cover page of these documents.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement. If the information conflicts with any statement in a document which we have incorporated by reference, then you should consider only the statement in the more recent document.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to the “Company,” “Modine,” “we,” “us” and “our” refer to Modine Manufacturing Company and its consolidated subsidiaries. References to “common stock” refer to Modine Manufacturing Company’s common stock, $0.625 par value per share. References to “$” are to United States currency. References to a “fiscal year” are to our fiscal year ended March 31 (e.g. references to fiscal year 2009 refer to the fiscal year ended March 31, 2009).

ii

Note regarding forward-looking statements

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any statement that is not a statement of historical fact may be deemed a forward-looking statement. For example, statements containing the words “believes,” “anticipates,” “estimates,” “plans,” “expects,” “intends,” “may,” “projects,” “would” and similar expressions are intended to identify forward-looking statements. There can be no assurance that we will actually achieve the plans, intentions or expectations disclosed in our forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by these forward-looking statements, including the factors referred to below under the caption “Risk factors.” These important factors include the factors that we identify in the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. You should read these factors and the other cautionary statements made in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference. We do not assume any obligation to update any forward-looking statements we make except as required by law.

iii

Prospectus supplement summary

The following information should be read together with the information contained in or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. It may not contain all the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference herein, before making a decision about whether to invest in our common stock. You should pay special attention to the “Risk factors” section of this prospectus supplement to determine whether an investment in our common stock is appropriate for you.

All financial results included in this prospectus supplement reflect results from continuing operations only. The operating results of our South Korean-based heating, ventilating and air conditioning business have been reclassified for all periods presented to discontinued operations due to our fiscal 2009 decision to divest that business.

Modine Manufacturing Company

Founded in 1916, we are a global leader in the design, development and production of highly engineered heat transfer components and systems. We have a longstanding reputation for technological expertise, innovative design, superior functionality and quality manufacturing. Our advanced heat transfer solutions are increasingly important as engine and powertrain components are now designed to operate at significantly higher temperatures and operating pressures in order to comply with stringent emission and fuel economy standards. In addition, our building heating, ventilation and air conditioning (“HVAC”) products respond well to the increasing need for energy efficiency. End markets for our products include commercial, specialty, agriculture, construction and light vehicles, building and commercial HVAC,fuel cell and other commercial and industrial applications. We reported net sales of approximately $1.4 billion for the fiscal year ended March 31, 2009. We employ approximately 7,000 individuals in 32 facilities across 15 countries.

Our principal executive offices are located at 1500 DeKoven Avenue, Racine, Wisconsin 53403 and our telephone number is (262) 636-1200. More information about us is available through our website at www.modine.com. The information on our website is not incorporated by reference into this prospectus supplement and the accompanying prospectus.

Our products

Our products and systems consistently solve customers’ complex heat transfer challenges and require extensive knowledge of effective heat transfer technology. Following a review of our product portfolio, we are focusing our resources in particular on powertrain cooling (“PTC”), engine cooling and commercial HVAC products, while certain businesses will be phased out, as described herein.

Powertrain Cooling.    We manufacture a complete line of PTC products including charge air coolers, cooling modules, radiators, and various oil coolers. We sell our products to original equipment manufacturers (“OEMs”) throughout North America, Europe, South America and Asia. Our PTC products are used by more than 100 global and regional customers in the commercial, off-highway and light vehicle markets. Our innovation leadership and extensive geographic footprint have earned us a significant share of the North American commercial vehicle and off-highway PTC market, with increasing market penetration expected in Europe as we launch new technology into that market. Our presence in Asia is growing rapidly as our expanding manufacturing footprint enables us to serve an increasingly broad base of global customers and platforms. We enhance our leading market position by developing high performance density and durable components with improved erosion and corrosion properties. We have successfully expanded our business with existing customers and added new customers by offering next-generation heat transfer products that help OEM vehicles reduce weight, meet emissions requirements, increase performance without sacrificing fuel efficiency, withstand higher system operating pressures and improve packaging flexibility.

Engine Products.    We provide a wide variety of internal combustion engine solutions for commercial, light and off-highway vehicle, electric power generation and general industrial OEMs. We design and manufacture a complete line of advanced exhaust gas recirculation (“EGR”) coolers, charge air coolers, engine oil coolers, fuel coolers, and other ancillary heat exchangers in North America, South America, Europe and Asia. Increasingly stringent global emission standards will make EGR and oil coolers core growth areas in the commercial vehicle, off-highway and light vehicle end markets. Our leading technology has resulted in several new business opportunities and positions us to capture additional market share.

Commercial HVAC.    This North America- and United Kingdom-based business provides a complete line of heating products, including unit heaters, commercial heating systems, direct fired and infrared heaters, coils, condensers, and evaporators, for numerous commercial, residential and industrial applications. We recently won significant new business by retrofitting schools with our Classmate HE® HVAC units and offering new building-roof-top HVAC chillers and computer room air conditioning systems. Our commercial HVAC products are certified for, and can accommodate, a complete range of fuel sources including gas, steam, hot water, electric and oil. With advanced designs, and state of the art testing facilities, our commercial HVAC products are consistently recognized for efficiency, durability and safety. The Company currently is implementing a growth strategy across all aspects of its commercial HVAC business.

Other Emerging Thermal Management Technologies.    As a longstanding leader in heat transfer, we leverage our industry “know-how” and superior technology to develop new thermal management solutions. We are at the forefront of designing, prototyping, manufacturing and testing advanced fuel cell heat exchangers and processing solutions. As this emerging market becomes more established, we will be well-positioned to capitalize on our investments to be a leading solutions provider. Potential products include heat exchangers, non-typical highly integrated heat transfer systems, reactor subsystems and fuel reformers. In addition to fuel cells, we are continuing to focus selectively on other emerging technologies such as waste heat recovery and hybrid battery applications.

Passenger Thermal Management.    We currently manufacture a variety of passenger thermal management products including vehicular HVAC modules, heater cores and evaporator cores in North America and Asia. Our management made the strategic decision in fiscal 2009 to phase-out the HVAC module portion of the passenger thermal management business and run-out or sell existing programs. This also drove our decision to announce the intended divestiture of our South Korean vehicular HVAC business. However, we will continue to provide certain HVAC heat exchanger components and will emphasize products in which we have a competitive advantage and can leverage existing manufacturing infrastructure.

Our reporting segments

For financial reporting purposes, we are organized around the following six operating segments: Our Original Equipment—Europe segment, which accounted for 42% of our fiscal 2009 revenues, is primarily engaged in providing powertrain and engine cooling systems as well as vehicular climate control components to various end markets, including automotive, heavy duty and industrial, commercial vehicle, bus and off-highway OEMs. Our Original Equipment—North America segment, which accounted for 33% of our fiscal 2009 revenues, derives most of its business from commercial vehicle and off-highway customers. Our Commercial Products segment, which accounted for 13% of fiscal 2009 revenues, serves the commercial HVAC markets in Europe and North America. Our South America segment, which accounted for 10% of our fiscal 2009 revenues, provides heat exchanger products to a variety of markets in the domestic Brazilian market as well as for export to North America and Europe. Our Original Equipment—Asia segment, which accounted for 1% of our fiscal 2009 revenues, is primarily engaged in providing PTC systems and engine products to various industrial end markets, with the greatest percentage for commercial light truck applications. Our Fuel Cell segment, which accounted for 1% of our fiscal 2009 revenues, supports the highly complex thermal management needs of fuel cell systems, which increasingly are viewed as alternatives to oil-based fuel.

Business strategy

We are focused on strengthening our balance sheet and increasing our profitability by implementing a number of cost and operational efficiency measures. In addition, we are pursuing a focused growth strategy by diversifying our markets and customer base, differentiating our products and services and creating even closer partnerships with customers on platforms across the globe within our core areas.

In fiscal 2006, we initiated a restructuring program that we refer to as the “four-point plan,” to reposition the company to better serve our markets through a more focused product strategy, an enhanced geographic footprint and improved utilization of capital and selling, general and administrative (“SG&A”) resources. As a result of the global downturn in our end markets in late 2008, we expanded and accelerated the four-point plan. We expect the four-point plan to yield significant annual cost savings and position us for profitable growth as global economic conditions improve. The key components of the four point plan are:

•

Portfolio rationalization—We are evaluating all of our product lines in order to identify those lower margin product lines that should be divested or exited. We have already implemented an action plan to phase out of automotive PTC within North America and selective automotive PTC within Europe. Also during fiscal 2009, we completed the sale of our Electronics Cooling business and announced the intended divestiture of our South Korean-based vehicular HVAC business.

•

Manufacturing realignment—We are realigning our manufacturing footprint to eliminate inefficient excess capacity and selectively increase capacity in key emerging markets. We have closed or announced the closure of seven manufacturing plants in the United States and one in Europe since 2006 and have opened new facilities in China, India, Hungary and Mexico during this same period.

•

Capital allocation—We have introduced an enhanced capital allocation process that is designed to allocate capital spending to the product lines and customer programs that will provide the highest return on investment. Capital spending will be limited to $65 million in fiscal 2010, which is significantly below our recent historical rates.

•

SG&A cost containment—During fiscal 2009, we completed a global workforce reduction focusing on the realignment of our corporate and regional headquarters. We have also implemented an initiative to streamline key business processes within the administrative functions.

Competitive strengths

The following competitive strengths support our business strategy:

Global Market Leader of Thermal Management Solutions.    We are a leading provider of advanced heat transfer components and systems. The reliability, performance and durability of our products are highly valued by customers in the on and off-highway vehicle, commercial HVAC and industrial markets. We create value by developing innovative solutions for customers’ thermal challenges. Our extensive and advanced research and development efforts often are supported by strategic partnerships with a global network of academic and technical institutions. These collaborative efforts, which include design and validation responsibilities for several customers’ global platforms, deeply entrench our customer relationships.

Well Positioned to Capitalize on the Recovery of the Commercial Vehicle Markets.    The global commercial vehicle (Class 5-7 and Class 8) market has been running meaningfully below replacement levels in recent years and is expected to trough in 2009, well below peak production levels in North America and Europe, respectively. Additionally, the unprecedented and rapid decline in global commercial vehicle volumes, combined with an increasing technology focus, may force select competitors to exit the market, providing the opportunity to capture additional market share. Since a significant portion of our sales are to the commercial vehicle market, we are well positioned to directly benefit from significantly higher volumes as that market recovers in North America, where we are actively capitalizing on our strong market position, and in Europe where the launch of new technology should significantly increase our overall share of the market. These growth opportunities are also present in China, India and Brazil, where our relationships with global manufacturers are translating into development and supply arrangements in emerging markets.

Well Positioned to Capitalize on Global Environmental Related End Market Trends.    Global OEMs in several industries rely on our heat transfer solutions to enable them to meet increasingly stringent fuel efficiency and emission standards. In the vehicular industry, our oil, fuel, charge air and EGR coolers enable OEMs to utilize higher operating temperatures that burn fuel more efficiently and reduce emissions. In the commercial and residential building industry, our newly released HVAC products utilize environmentally friendly refrigerants, which are critical in reducing emissions.

Robust Intellectual Property Portfolio.    Over the lifetime of our company, we have been awarded approximately 2,400 worldwide patents and currently have an active new product pipeline. Our cumulative investments and commitment to developing and acquiring innovative technologies uniquely position us to develop solutions with value added content that help customers meet the increasingly stringent vehicle emissions standards, improve the efficiency of their products and penetrate new growth markets. We invested more than $80 million (5.7% of sales) in R&D efforts in fiscal 2009 and are maintaining this critical focus in fiscal 2010.

Diversified Market, Customer and Geographic Base.    We serve multiple distinct end markets on a global basis. We are a key supplier to many of the world’s largest OEMs producing commercial, specialty and light vehicles, agriculture and construction equipment, HVAC equipment and other various industrial applications. By expanding our manufacturing footprint, we have increased both domestic and export sales to a rising number of local OEMs in both developed and emerging markets. In fiscal 2009, the commercial vehicle end market was our largest, representing 29% of consolidated sales, followed by European light vehicles (22%), agriculture/construction equipment (21%) and commercial HVAC (15%). Exposure to the North American light vehicle market is limited, accounting for less than 5% of net sales, and is expected to decline further as part of our four-point plan. Our top five customers are in three different end markets—light vehicle, commercial vehicle, and construction equipment—and our ten largest customers accounted for approximately 59% of the Company’s fiscal 2009 sales. Further, no single customer accounted for more than 14% of net sales.

Strong, Experienced Management Team Invigorated with New Leadership.    Our experienced management team is committed to executing our business plan and remains focused on continuing our tradition of innovative product development. Our President and Chief Executive Officer, Thomas A. Burke, joined us in 2005 and has more than 22 years of experience in the vehicle supply industry. Our Executive Vice President, Corporate Strategy and Chief Financial Officer, Bradley C. Richardson, joined us in May 2003, after having spent more than 20 years in a variety of financial and operational positions at BP Amoco. Our senior management team averages over twelve years of experience with the company and over eighteen years of relevant industry experience.

Business outlook

Based upon recent trends, we are anticipating sequential improvement in our operating results for the second quarter of fiscal 2010 as compared to the first quarter of fiscal 2010. The expected improvement in second quarter results is despite the fact that the second quarter is seasonally impacted by summer shutdowns at certain customers.

Our second quarter fiscal 2010 revenues will be positively impacted by incremental sales volume from several new program launches, and we expect these launches to positively impact our revenues over the remainder of the fiscal year. In addition, we anticipate that our fiscal 2010 revenues will be positively impacted by modest improvements in global sales volumes in certain key markets and improved commercial vehicle build rates in North America and the positive impact of new program launches.

Our debt agreements require us to maintain compliance with various covenants. Currently, the most restrictive limitation is a minimum cumulative adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) covenant. We are projecting second quarter fiscal 2010 adjusted EBITDA to be better than the first quarter fiscal 2010 adjusted EBITDA, and expect to be in compliance with our adjusted EBITDA covenant and all of our other financial covenants throughout the remainder of fiscal 2010. We are anticipating positive cash flow from operations and a decrease in net debt (which we define as the sum of short- and long-term debt less cash and cash equivalents) balances over the remainder of the fiscal year, positively impacting our liquidity.

The offering

The following summary contains basic information about our common stock and this offering and is not intended to be complete. For a more complete understanding of the common stock, you should read the section of the accompanying prospectus entitled “Description of Securities—Common Stock.”

Common stock we are offering	12,000,000 shares

Common stock outstanding after this offering	44,998,315 shares(1)(2)

Over-allotment option	1,800,000 shares

Use of proceeds	We intend to use the net proceeds of this offering to repay a portion of our outstanding debt and for general corporate purposes. See “Use of proceeds.”

Risk factors	Investing in our common stock involves risks. See “Risk factors” for a description of certain risks you should consider before investing in our common stock.

NYSE symbol	“MOD”

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 32,998,315 shares of common stock outstanding as of July 30, 2009.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriters’ option to purchase additional shares, and 2,470,818 shares of common stock issuable under our employee benefit plans.

Summary financial information

The following summary financial information as of and for the fiscal years ended March 31, 2009, 2008 and 2007 has been derived from, and is qualified by reference to, our audited consolidated financial statements and related notes incorporated by reference herein. The following summary financial information as of and for the three months ended June 30, 2009 and 2008 has been derived from, and is qualified by reference to, our unaudited consolidated financial statements and related notes incorporated by reference herein. This information is only a summary and you should read it in conjunction with our financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited interim period financial information, in our opinion, includes all adjustments that are normal and recurring in nature and necessary for a fair presentation for the periods shown. Results for the three months ended June 30, 2009 are not necessarily indicative of the results to be expected for the full fiscal year.

The following summary financial information has been presented on a continuing operations basis, and excludes the discontinued operating results of the South Korean-based HVAC business and the Electronics Cooling business. Net (loss) earnings from continuing operations per share of common stock has been retrospectively adjusted for the adoption of Financial Accounting Standards Board (FASB) Staff Position EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transaction Are Participating Securities,” as of April 1, 2009. Prior to April 1, 2008 the majority of our subsidiaries outside the United States reported operating results with a one-month lag. This reporting lag was eliminated during the first quarter of fiscal 2009. The fiscal 2008 and 2007 information was revised to reflect this change for comparability.

(in thousands, except per share amounts)	Fiscal year ended March 31			Three months ended June 30
	2009	2008	2007	2009	2008

Statement of operations data:
Net sales	$1,408,714	$1,601,672	$1,525,492	$253,632	$437,871
Cost of sales	1,221,680	1,358,872	1,259,605	217,767	365,021

Gross profit	187,034	242,800	265,887	35,865	72,850
Selling, general and administrative expenses	199,613	217,835	213,754	38,547	58,490
Restructuring expense (income)	30,404	3,565	3,618	1,196	(53)
Impairment of goodwill and long-lived assets	36,139	35,343	—	994	134

(Loss) income from operations	(79,122)	(13,943)	48,515	(4,872)	14,279
Interest expense	13,775	11,070	8,232	5,459	2,623
Other expense (income)—net	10,056	(8,394)	(6,279)	(5,705)	(1,753)

(Loss) earnings from continuing operations before income taxes	(102,953)	(16,619)	46,562	(4,626)	13,409
Provision for income taxes	644	37,808	7,334	1,016	6,825

(Loss) earnings from continuing operations	(103,597)	(54,427)	39,228	(5,642)	6,584
(Loss) earnings from discontinued operations (net of income taxes)	(7,481)	(14,206)	3,393	(8,861)	354
Gain on sale of discontinued operations (net of income taxes)	2,466	—	—	—	849
Cumulative effect of accounting change (net of income taxes)	—	—	70	—	—

Net (loss) earnings	$(108,612)	$(68,633)	$42,691	$(14,503)	$7,787

(in thousands, except per share amounts)	Fiscal year ended March 31			Three months ended June 30
	2009	2008	2007	2009	2008

(Loss) earnings from continuing operations per common share:
Basic	$(3.23)	$(1.70)	$1.21	$(0.18)	$0.20
Diluted	$(3.23)	$(1.70)	$1.21	$(0.18)	$0.20
Net (loss) earnings per common share:
Basic	$(3.39)	$(2.15)	$1.32	$(0.45)	$0.24
Diluted	$(3.39)	$(2.15)	$1.31	$(0.45)	$0.24

Balance sheet data (as of period end):
Total assets	$852,132	$1,168,283	$1,101,573	$879,243	$1,174,498
Working capital	74,818	194,377	148,904	81,903	208,196
Total debt	249,214	224,549	181,224	252,617	226,946

Other financial data:
Expenditures for property, plant and equipment	$103,261	$89,440	$83,546	$26,711	$24,149
Depreciation and amortization	73,334	81,786	71,428	16,349	19,587

The following factors impact the comparability of the summary financial data presented above:

•

During fiscal 2009, we recorded a goodwill impairment charge of $9.0 million within the Original Equipment—Europe segment. During fiscal 2008, we recorded a goodwill impairment charge of $23.8 million within the Original Equipment—North America segment.

•	During fiscal 2009 and 2008, we recorded long-lived asset impairment charges of $26.8 million and $11.6 million, respectively.

•	During fiscal 2009, we recognized an impairment charge of $7.6 million recorded in other expense (income)—net on an equity investment.

•

During fiscal 2009, our effective tax rate was a negative 0.6 percent. During fiscal 2008, our effective tax rate was a negative 227.5 percent due to a valuation allowance of $59.4 million recorded primarily against the net U.S. deferred tax assets. During fiscal 2007, our effective tax rate was 15.8 percent. During the three months ended June 30, 2009 and 2008, our effective tax rate was a negative 22.0 percent and 50.9 percent, respectively.

•

During fiscal 2009, 2008 and 2007, we incurred $39.5 million, $10.2 million and $10.7 million, respectively, of restructuring and other repositioning costs. During the three months ended June 30, 2009 and 2008, we incurred $3.1 million and $2.7 million, respectively, of restructuring and other repositioning costs.

•

During fiscal 2009, we entered into licensing and transition services agreements with Bloom Energy, a leading developer of fuel cell-based distributed energy systems, for up-front compensation of $12.7 million, of which $10.0 million was recognized as revenue during fiscal 2009.

•	During fiscal 2007, we acquired the remaining 50 percent of Radiadores Visconde Ltda. (“Modine Brazil”).

Risk factors

An investment in our common stock involves certain risks. You should carefully consider the risks related to the offering described below, in the accompanying prospectus and in the documents incorporated by reference. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks related to our business

For a discussion of the risks related to our business, please see “RISK FACTORS” in the accompanying prospectus.

Risks related to this offering and our common stock

Our stock price can be volatile, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find acceptable.

Our stock price can fluctuate widely in response to a variety of factors, including the factors described elsewhere under the heading “Risk factors” and the following additional factors:

•	actual or anticipated variations in our quarterly results;

•	changes or contemplated changes in government regulations;

•	unanticipated losses or gains due to unexpected events, including losses or gains on securities held for investment purposes;

•	credit quality ratings;

•	new technology or services offered by our competitors;

•	our ability to implement our restructuring strategy in a timely and effective manner;

•	changes in accounting policies or practices;

•	news reports relating to trends, concerns and other issues in the commercial vehicle, construction, agricultural and commercial HVAC industries;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us;

•	domestic and international economic factors unrelated to our performance; and

•	general market conditions.

In addition, in recent months, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our share price, notwithstanding our operating results. Accordingly, any shares of common stock that you purchase in this offering may in the future trade at a lower price than that at which they were purchased.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under the heading “Underwriting (conflicts of interest)” below, we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common stock or securities convertible into, exchangeable for or that represent the right to receive common stock or the exercise of such securities could be substantially dilutive to shareholders of our common stock. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interests in us.

We have suspended the payment of dividends on our common stock and you may not receive dividends on our common stock in the future.

On February 17, 2009, we suspended our quarterly cash dividend on our common stock indefinitely. The payment of future dividends will depend upon, among other things, future earnings and cash flows, capital requirements, our general financial condition, general business conditions, amendments to our long-term debt instruments and the discretion of our board of directors.

We may offer debt securities in the future, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation.

We may offer our debt or preferred equity securities, including senior or subordinated notes and preferred stock, in the future. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock could be adversely affected.

Wisconsin law may impede or discourage a takeover, which could cause the market price of our shares to decline.

Certain provisions of our Amended and Restated Articles of Incorporation and our Bylaws and the Wisconsin Business Corporation Law may delay or make more difficult acquisitions or changes of control of our company not approved by our Board of Directors. These provisions also make it more difficult for third parties to replace our management without the concurrence of our Board of Directors. These provisions could have the effect of discouraging third parties from making proposals that shareholders may otherwise consider to be in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock. Under certain circumstances, these factors could reduce the market price of our common stock. See “Description of Securities—Common Stock” in the accompanying prospectus.

Use of proceeds

We intend to use the net proceeds of this offering, estimated to be approximately $81.2 million after underwriting discounts and commissions and offering expenses, not including shares issuable pursuant to the underwriters’ option to purchase additional shares, to repay a portion of our outstanding debt as required by the terms of our debt agreements and for general corporate purposes.

Specifically, we intend to use 50% of the net proceeds to repay a portion of the principal of our 10% Senior Notes due 2015, 10.75% Series A Senior Notes due 2017 and 10.75% Series B Senior Notes due 2017 at 100% of their principal amount, plus a make-whole amount, and repay a portion of the outstanding borrowings and permanently reduce the revolving commitments under our U.S. revolving credit facility which expires in July 2011. See “Capitalization.’’ During the 30 days ending September 15, 2009, the borrowings under our U.S. revolving credit facility had a weighted average interest rate of 5.02%.

We intend to use the balance of the net proceeds to execute our four-point plan. Pending such use, these net proceeds may be temporarily invested in short-term instruments or used to temporarily reduce outstanding borrowings under our U.S. revolving credit facility.

Capitalization

The following table sets forth our cash and cash equivalents, short-term debt and total capitalization as of June 30, 2009 on an actual basis and as adjusted to give effect to this offering and the application of 50% of the estimated net proceeds as described under “Use of proceeds.” You should read this table in conjunction with our historical financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2009
(in thousands, except per share amounts)	Actual	As adjusted

Cash and cash equivalents(1)	$23,745	$61,444

Short-term debt	40	40
Long-term debt (including current maturities):
Senior notes due:(2)
2015	75,000	62,523
Series A 2017	50,000	41,682
Series B 2017	25,000	20,841
U.S. revolving credit facility(3)	95,000	79,362
Capital lease obligations and other long-term debt	7,577	7,577

Total long-term debt	252,577	211,986

Total Debt:	252,617	212,026

Shareholders’ equity:
Preferred stock ($0.025 par value, 16,000 shares authorized, none issued)	—	—
Common stock ($0.625 par value, 80,000 shares authorized, 32,944 shares issued, 41,944 shares issued as adjusted)	20,590	28,090
Additional paid-in capital	73,814	147,495
Retained earnings	213,183	210,291
Accumulated other comprehensive loss	(33,416)	(33,416)
Treasury stock (554 shares)	(13,922)	(13,922)
Deferred compensation trust	(330)	(330)

Total shareholders’ equity:	259,919	338,208

Total capitalization	$536,281	$611,679

(1)	The amount of Cash and cash equivalents, as adjusted, reflects a make-whole premium of approximately $2.9 million paid to our lenders in connection with the repayment of our debt.

(2)	The Senior Notes due 2015 are subject to quarterly amortization beginning December 29, 2011 in the amount of $4,687,500 per quarter. The Series A Senior Notes due 2017 are subject to quarterly amortization beginning March 7, 2014 in the amount of $3,125,000 per quarter. The Series B Senior Notes due 2017 are subject to quarterly amortization beginning March 7, 2014 through September 7, 2017 in the amount of $1,562,000 per quarter. Prepayments made on the Senior Notes with the proceeds of this offering will be applied first to amounts scheduled to be paid at maturity and then to required prepayments in inverse order of their scheduled due dates.

(3)	After giving effect to the repayment of a portion of the outstanding borrowings with a portion of the proceeds of this offering and the permanent reduction of the revolving commitments under the revolving credit facility, we will have approximately $97 million available for future borrowings.

Price range of common stock and dividends

Our common stock is listed and traded on the NYSE under the symbol “MOD.” As of July 30, 2009, there were 32,998,315 shares of our common stock issued and outstanding. The following tables set forth for the periods indicated the high and low reported sales prices of our common stock on the NYSE, and the cash dividends declared per share.

	High sale price	Low sale price	Dividends declared per share

Years Ended March 31
Fiscal 2010
Second Quarter (through September 24, 2009)	$9.85	$4.60	$—
First Quarter	5.40	2.30	—
Fiscal 2009
Fourth Quarter	5.76	0.73	—
Third Quarter	14.03	3.07	0.100
Second Quarter	19.60	12.07	0.100
First Quarter	18.36	12.35	0.100
Fiscal 2008
Fourth Quarter	17.06	11.62	0.175
Third Quarter	28.96	15.82	0.175
Second Quarter	29.95	22.79	0.175
First Quarter	24.47	21.50	0.175

On September 24, 2009, the last reported sale price of our common stock on the NYSE was $7.24 per share.

The declaration and payment of dividends is at the discretion of our Board of Directors. Any determination to pay dividends will depend upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory, rating agency and any contractual and regulatory restrictions on the payment of dividends and any other factors our Board of Directors deems relevant. On February 17, 2009, we suspended our quarterly cash dividend on our common stock indefinitely and we are currently prohibited from paying dividends under the terms of our debt agreements.

Business

We are a global leader in thermal management technology, serving the vehicular, industrial, commercial, building HVAC and fuel cell markets. We develop, manufacture, and sell thermal management products, components and systems for use in various OEM applications and to a wide array of building and other commercial markets. Our primary customers across the globe are:

•	Truck, automobile, bus, and specialty vehicle OEMs;
•	Agricultural and construction OEMs;
•	Heating and cooling OEMs;
•	Construction contractors;
•	Wholesalers of plumbing and heating equipment; and
•	Fuel cell manufacturers.

When we discuss thermal management in the vehicular context, we are talking in general about products, such as radiators, charge air coolers and oil coolers that use a medium (air or liquid) to cool the heat that is produced by a vehicle engine. In addition, we also produce condensers used for maintaining vehicle passenger comfort.

History

Modine Manufacturing Company was incorporated under the laws of the State of Wisconsin on June 23, 1916 by its founder, Arthur B. Modine. Mr. Modine’s “Spirex” radiators became standard equipment on the famous Ford Motor Company Model T. When he died at the age of 95, A.B. Modine had been granted a total of 120 U.S. patents for heat transfer innovations. The standard of innovation exemplified by A.B. Modine remains the cornerstone of the company today.

Products

We offer a broad line of products that can be categorized generally as a percentage of net sales as follows:

	Fiscal 2009	Fiscal 2008

Modules/Packages*	30%	29%
Oil Coolers	16%	17%
Radiators	16%	16%
Building HVAC	11%	10%
Charge-Air Coolers	9%	9%
Exhaust Gas Recirculation (“EGR”) Coolers	7%	10%
Miscellaneous	7%	5%
Vehicular Air Conditioning	4%	4%

*	Typically include components such as radiators, oil coolers, charge air coolers, condensers and other purchased components.

Competitive position

We compete with several manufacturers of heat transfer products, some of which are divisions of larger companies and some of which are independent companies. The markets for our products are increasingly competitive and have changed significantly in the past few years. Our traditional

OEM customers in the United States are faced with dramatically increased international competition and have expanded their worldwide sourcing of parts to compete more effectively with lower cost imports. These market changes have caused us to experience competition from suppliers in other parts of the world that enjoy economic advantages such as lower labor costs, lower health care costs, and lower tax rates. In addition, our customers continue to ask us, as well as their other primary suppliers, to participate in R&D, design, and validation responsibilities. This should result in stronger customer relationships and more partnership opportunities for us.

The competitive landscape for our core heat transfer products continues to change. We face increasing challenges from existing competitors and the threat of new, low cost competitors (specifically from China) continues to exist.

Business segments

We have assigned specific businesses to a segment based principally on defined markets and geographical locations. Each segment is managed at the regional vice president or managing director level and has separate financial results reviewed by its chief operating decision makers. These results are used by management in evaluating the performance of each business segment, and in making decisions on the allocation of resources among our various businesses. Our chief operating decision makers evaluate segment performance with an emphasis on gross margin, and secondarily based on operating income of each segment, which includes certain allocations of Corporate SG&A expenses. As of April 1, 2009, we implemented certain management reporting changes resulting in the transfer of support department costs originally included in Corporate and administrative into the Original Equipment—North America segment.

Original Equipment—Asia segment, Europe segment and North America segment

The continuing globalization of our OEM customer base has led to the necessity of viewing our strategic approach, product offerings and competitors on a global basis. In addition, our customers continue to pressure their suppliers to lower prices continuously over the life of a program and emphasize transparency in the quoting process.

Our main competitors, Behr GmbH & Co. A.G., Dana Corporation, Visteon Corporation, Denso Corporation, Delphi Corporation, T.Rad Co. Ltd., Honeywell Thermal Div, Tokyo Radiator Co., Ltd (Calsonic), Valeo SA and TitanX (former Valeo Heavy Duty group now owned by EQT), have a worldwide presence. Competitive pressures in the market are increasing as competitors expand their product offerings and increase low cost country sourcing, which depresses overall market price levels. In addition, some customers have migrated from suppliers of components to suppliers of complete integrated modules/packages capable of meeting request for quote conditions directed by customers, thus also increasing the sources of competitive threat.

Specifically, the Original Equipment—North America, Europe and Asia segments serve the following markets:

Commercial vehicle

Products—Engine cooling modules (radiators, charge-air-coolers, EGR coolers, fan shrouds, and surge tanks); on-engine cooling (EGR coolers, engine oil coolers, fuel coolers, charge-air-coolers and intake air coolers); HVAC system modules (condensers, evaporators and heater cores); oil coolers (transmission oil coolers and power steering coolers); and fuel coolers.

Customers—Commercial, medium and heavy duty truck and engine manufacturers; bus; and specialty vehicle manufacturers.

Market overview—We have continued to see a weak North American market for commercial vehicles despite being in mid cycle between emissions legislation. We would have expected the normal replacement and business levels to lead to a higher sales profile in fiscal 2009. Instead sales remained relatively flat compared to those of calendar 2007. The significant drop in the global economy further exacerbated weak sales in the last quarter of fiscal 2009 with production and sales levels not seen in many years in both North America and Europe. Other trends influencing the market include the consolidation of major customers into global entities emphasizing the development of global vehicle platforms in order to leverage and reduce development costs and distribution methods. The emissions regulations and timelines are driving the advancement of product development worldwide and creating demand for incremental thermal transfer products. At the same time, OEMs expect greater supplier support at lower prices and seek high technology/low cost solutions for their thermal management needs. In general, this drives a deflationary price environment.

We have decided to wind down much of our vehicular HVAC business in North America and Asia, as the ongoing cost of obtaining and keeping this business exceed the returns available in this often highly commoditized market. We will be diverting our technical and commercial resources toward the product technologies that offer us a better return on our investment.

Primary competitors—Behr GmbH & Co. A.G., Bergstrom, Inc., T. Rad Co. Ltd.; TitanX, Tokyo Radiator Co., Ltd. (Calsonic), Honeywell Thermal Div., Dayco Ensa SA.

Automotive

Products—Powertrain cooling (engine cooling modules, radiators, condensers, charge-air-coolers, auxiliary cooling (power steering coolers and transmission oil coolers)) and on-engine cooling (EGR coolers, engine oil coolers, fuel coolers, charge-air-coolers and intake air coolers).

Customers—Automobile, light truck and engine manufacturers.

Market overview—We have made the decision to exit portions of the automotive business on a global basis due to a variety of factors, among them the cost and risk of enormous capital outlays to maintain a scale cost position, the inherent over-capacity in this market segment, and the anticipation of better returns with a focus on other markets. We will continue to support the automotive marketplace with components where complementary technology can be applied to an automotive environment at reasonable returns. This means a movement away from the niche position we enjoyed with cooling modules in the light vehicle segment. Continued select component supply as a Tier 2 supplier may carry on for some time. Given the precipitous drop in automotive shipments, the near to mid-term future for this market for us does not justify the investment needed to maintain this niche position.

The North American automotive business includes certain programs with General Motors Corporation and Chrysler LLC. The global recession has had a dramatic impact on these customers, which has led to their recent Chapter 11 bankruptcy proceedings. We have only a few select programs with these customers, which represent an insignificant portion of our business.

Primary Competitors—Behr GmbH & Co. A.G., Dana Corporation, Delphi Corporation, Denso Corporation, T. Rad Co., Ltd. and Visteon Corporation.

Off-Highway

Products—Powertrain cooling (engine cooling modules, radiators, condensers, charge-air-coolers, fuel coolers); auxiliary coolers (power steering coolers and transmission oil coolers); on-engine cooling (EGR coolers, engine oil coolers, fuel coolers, charge-air-coolers and intake air coolers); and HVAC system modules.

Customers—Construction and agricultural equipment, engine manufacturers and industrial manufacturers of material handling equipment, generator sets and compressors.

Market overview—The slowing of the global economy driven by the steep decline in housing starts and tight credit has depressed off-highway equipment orders. The agriculture market held up well until the last quarter of calendar 2008, when it also began to see a decline in orders as concerns about the overall economy dampened investment in large agriculture equipment.

Overall market trends include a migration toward global machine platforms driving the multi-region assembly of a common design platform with an emphasis on low cost country sourcing for certain components. Additionally, fixed emissions regulations and timelines are driving the advancement of product development in both of these markets. OEMs are rapidly expanding into Asia and have a strong desire for suppliers to follow and localize production. We are recognized as having strong technical support, product breadth, and the ability to support global standard designs of its customers.

We participate in the vehicular air conditioning business with specific strengths in HVAC modules for agricultural and construction equipment in the off-highway markets in North America and Asia. Market demand for higher efficiency, lower weight, alternative “green” refrigerants, is creating new opportunities for us. Customers in these vehicle segments are looking for more sophisticated HVAC systems with “car-like” performance and low cost.

Primary competitors—Adams Thermal Systems Inc., AKG, Delphi Corporation, Denso Corporation, Honeywell Inc., Zhejiang Yinlun Machinery Co., Ltd, ThermaSys Corp., T. Rad Co., Ltd., Tokyo Radiator Co., Ltd. (Calsonic), Doowon and Donghwan.

Commercial Products

Products—Unit heaters (gas-fired; hydronic; electric and oil-fired); duct furnaces (indoor and outdoor); infrared units (high intensity and low intensity); hydronic products (commercial fin-tube radiation, cabinet unit heaters, and convectors); roof mounted direct and indirect fired makeup air units; unit ventilators; close control units for precise temperature and humidity control applications; chiller units; ceiling cassettes; condensing units and coils for heating, refrigeration, air conditioning and vehicular applications.

Customers—Heating and cooling equipment manufacturers; construction contractors; wholesalers of plumbing and heating equipment; installers; and end users in a variety of commercial and industrial applications, including banking and finance, education, transportation, telecommunications, entertainment arenas, pharmaceuticals, electronics, hospitals, defense, petrochemicals, and food and beverage processing.

Market overview—Commercial Products has strong sales in gas unit heaters, coil products and room heating and cooling units. Efficiency legislation, lower noise requirements, and higher energy costs are driving market opportunities.

Primary competitors—Lennox International Inc. (ADP); Luvata (Heatcraft / ECO); Thomas & Betts Corp. (Reznor); Mestek Inc. (Sterling); Emerson Electric Company (Liebert Hiross); United Technologies Corporation (Carrier); Johnson Controls, Inc. (York); and McQuay International.

South America

Products—Construction and agricultural applications, automotive OEM and industrial applications, aftermarket radiators, charge-air-coolers, oil coolers, auxiliary coolers (transmission, hydraulic and power steering), engine cooling modules and HVAC system modules.

Customers—Commercial, medium and heavy duty truck and engine manufacturers; bus; and specialty vehicle manufacturers, automobile, light truck vehicle and engine manufacturers, construction and agricultural equipment, engine manufacturers and industrial manufacturers of material handling equipment, generator sets and compressors.

Market overview—South America provides heat exchanger products to a variety of markets in the domestic Brazilian market as well as for exports to North America and Europe for both on-highway and off-highway markets, automotive OEMs and industrial applications. South America also provides products to the Brazilian, North American and European after markets for both automotive and commercial applications.

Primary competitors—Behr GmbH & Co. A.G., Valeo SA, Denso Corporation and Delphi Corporation.

Fuel Cell

Products—Comprised of heat exchangers, non-typical highly integrated thermal management systems, reactor subsystems and fuel reformers. These products are used in both the solid oxide fuel cell (“SOFC”) and polymer electrolyte membrane (“PEM”) technologies.

Customers—The fuel cell group works with targeted customers in the fuel cell or fuel processing industries where close collaborative relationships are formed. Our customers are developing fuel cell, hydrogen generation and hydrogen infrastructure products that are dependent on thermodynamic and catalytic processes and require our expertise to provide optimal solutions to their unique thermal management challenges. One of these customers is Bloom Energy, for whom we provide heat exchange components for their early stage prototype stationary power units.

Market overview—Markets served by our customers consist of stationary distributed power generation (primary power applications); micro-CHP (combined heat and power); mobile power (passenger cars, fleet vehicles and industrial vehicles); portable power (man-portable and auxiliary power units for on-board supplementary vehicle power); fuel processing; and the hydrogen infrastructure (refueling stations and on-site hydrogen generation). Modine has a global presence in these markets and is perceived by our customers as the innovation and technology leader.

Primary competitors—Dana Corporation.

Geographical areas

We maintain administrative organizations in three regions—North America, Europe and Asia—to facilitate financial and statutory reporting and tax compliance on a worldwide basis and to support the business units. We have manufacturing facilities and joint ventures located in the following countries:

North America	Europe	South America	Africa	Asia/Pacific

Mexico	Austria	Brazil	South Africa	China
United States	France			India
	Germany			Japan
	Hungary			South Korea
Italy
The Netherlands
United Kingdom

Our non-U.S. subsidiaries and affiliates manufacture and sell a number of vehicular and industrial products similar to those produced in the U.S. In addition to normal business risks, operations outside the U.S. are subject to other risks such as changing political, economic and social environments, changing governmental laws and regulations, currency revaluations and volatility and market fluctuations.

Certain United States federal tax consequences to

non-U.S. holders of common stock

This section summarizes certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder. You are a non-U.S. holder if you are a beneficial owner of our common stock and, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain, regardless of source.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in our common stock.

We recommend you consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of our common stock, dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes) are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a non-U.S. holder that is an estate or trust, such forms certifying the status of each beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States (and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States) we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on sale, exchange or taxable disposition of common stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a sale, exchange or taxable disposition of our common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a permanent establishment that you maintain in the United States),

•

you are an individual, you hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other conditions exist, or

•

we are or have been a United States real property holding corporation for United States federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and you beneficially own, or have owned, more than 5% of the total fair market value of our common stock at any time during the five-year period preceding such disposition.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.

Federal estate taxes

Common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup withholding and information reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments, and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is an estate or trust, such forms certifying that each beneficiary of the estate or trust is) a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with the Internal Revenue Service.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. is acting as book-running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.	6,700,800

Robert W. Baird & Co. Incorporated	3,787,200

Comerica Securities, Inc.	384,000

KeyBanc Capital Markets, Inc.	384,000

Piper Jaffray & Co.	384,000

Barrington Research Associates, Inc.	360,000

Total	12,000,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.2209 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 1,800,000 additional shares of common stock from us to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares are being offered.

The underwriting fee is equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.3682 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the over-allotment option to purchase additional shares.

	Without over-allotment exercise	With over-allotment exercise

Per Share	$0.3682	$0.3682
Total	$4,418,400	$5,081,160

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $200,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol “MOD.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Exchange Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manger[s] for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Conflicts of interest

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Specifically, affiliates of the underwriters serve various roles in our U.S. revolving credit facility: J.P. Morgan Securities Inc. acts as lead arranger and sole book runner, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., serves as swing line lender, as L/C issuer and agent, and Comerica Bank, an affiliate of Comerica Securities, Inc., serves as a lender. In addition, U.S. Bancorp Investments, Inc. is being paid a referral fee by Piper Jaffray & Co. U.S. Bancorp Investments, Inc. is an affiliate of U.S. Bank National Association, one of the lenders under our revolving credit facility.

Because more than 5% of the net proceeds from this offering may be paid to affiliates of J.P. Morgan Securities Inc. and Comerica Securities, Inc., and, indirectly, to U.S. Bancorp Investments, Inc., all of which are members of the Financial Industry Regulatory Authority (“FINRA”), this offering will be conducted in compliance with the applicable requirement of FINRA Rule 5110 and Rule 2720 of the National Association of Securities Dealers Conduct Rules (which are part of the FINRA Rules). Because a bona fide public market exists for our shares of common stock, FINRA does not require that we use a qualified independent underwriter for this offering. Neither J.P. Morgan Securities Inc. nor Comerica Securities, Inc. is permitted to sell shares of common stock in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer.

Legal matters

The validity of the securities offered pursuant to this prospectus supplement will be passed upon for us by Godfrey & Kahn, S.C., Milwaukee, Wisconsin. Certain legal matters will be passed upon for the underwriters by Mayer Brown LLP, Chicago, Illinois.

Experts

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus supplement by reference to the Current Report on Form 8-K dated September 15, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

MODINE MANUFACTURING COMPANY

$150,000,000

Common Stock

Preferred Stock

Warrants

Debt Securities

We may offer and sell from time to time shares of our common stock, preferred stock, warrants to purchase shares of our common stock or preferred stock, and debt securities, or any combination thereof, in one or more offerings in amounts, at prices and on terms that we determine at the time of the offering, with an aggregate initial offering price of up to $150,000,000. Each time we offer securities, we will provide a prospectus supplement containing more information about the particular offering together with this prospectus. The prospectus supplement also may add, update or change information contained in this prospectus. This prospectus may not be used to offer and sell securities without a prospectus supplement.

The securities may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any agents or underwriters are involved in the sale of any securities, the names of such agents or underwriters and any applicable fees, commissions, discounts and over-allotment options will be set forth in the applicable prospectus supplement.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell the securities and is not soliciting an offer to buy the securities in any state where the offer or sale is not permitted.

Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “MOD.”

Investing in these securities involves significant risks. We strongly recommend that you read carefully the risks we describe in this prospectus as well as in any accompanying prospectus supplement and the risk factors that are incorporated by reference in this prospectus from our filings made with the Securities and Exchange Commission. See “Risk factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated September 18, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may offer from time to time shares of our common stock, preferred stock, warrants to purchase shares of our common stock or preferred stock, and debt securities, or any combination thereof, up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of the securities. Each time we offer the securities, we will provide a prospectus supplement that describes the terms of the offering. The prospectus supplement also may add, update or change information contained in this prospectus. Before making an investment decision, you should read carefully both this prospectus and any prospectus supplement together with the documents incorporated by reference into this prospectus as described below under the heading “Incorporation by Reference.”

The registration statement that contains this prospectus, including the exhibits to the registration statement and the information incorporated by reference, provides additional information about the securities. That registration statement can be read at the SEC web site (www.sec.gov) or at the SEC public reference room as discussed below under the heading “Where You Can Find Additional Information.”

You should rely only on the information provided in the registration statement, this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate at any date other than the date indicated on the cover page of these documents. We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted.

We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept or reject in whole or in part any proposed purchase of the securities. The prospectus supplement, which we will provide each time we offer the securities, will set forth the names of any underwriters, dealers or agents involved in the sale of the securities, and any related fee, commission or discount arrangements. See “Plan of Distribution.”

ABOUT MODINE MANUFACTURING COMPANY

In this prospectus, the terms “Modine,” “the Company,” “we,” “us,” and “our” refer to Modine Manufacturing Company.

Founded in 1916, Modine Manufacturing Company is a worldwide leader in thermal management systems and components, bringing heating and cooling technology and solutions to diversified global markets. We operate on five continents, in 15 countries, with approximately 7,000 employees worldwide.

Modine develops, manufactures, and markets thermal management products, components and systems for use in various original equipment manufacturer (“OEM”) applications and to a wide array of building and other commercial markets. Our products are in automobiles, light-, medium- and heavy-duty vehicles, commercial heating, ventilation and air conditioning (“HVAC”) equipment, refrigeration systems, off-highway and industrial equipment, and fuel cell applications. Our broad product offerings include heat transfer modules and packages, radiators, oil coolers, charge air coolers, vehicular air conditioning, building HVAC equipment, and exhaust gas recirculation (“EGR”) coolers.

Our primary customers across the globe are:

•	Truck, automobile, bus, and specialty vehicle OEMs;

•	Agricultural and construction OEMs;

•	Heating and cooling OEMs;

•	Construction contractors;

•	Wholesalers of plumbing and heating equipment; and

•	Fuel cell manufacturers.

Our thermal management products include products such as radiators, charge air coolers and oil coolers that use a medium (air or liquid) to cool the heat that is produced by a vehicle engine. In addition, we also produce condensers used for maintaining vehicle passenger comfort.

More information about us is available through our website at http://www.modine.com. The information on our website is not incorporated by reference into this prospectus or any accompanying prospectus supplement. Our principal executive offices are located at 1500 DeKoven Avenue, Racine, Wisconsin 53403.

RISK FACTORS

Investing in our securities involves significant risks. Before making an investment decision, you should carefully consider the risk factors described below, and, if applicable, in any accompanying prospectus supplement used in connection with an offering of the securities. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock or other securities could decline due to any of these risks, and you may lose all or part of your investment.

Financial Risks

Liquidity and Access to Cash

We entered into amendments to our credit agreement and note purchase agreements after a default of financial covenants in those agreements, but we can make no guarantee about our ability to continue to meet the covenants contained in the amended agreements.

Our amended credit agreement and note purchase agreements require us to satisfy quarter-end financial covenants, including a minimum adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) level. Recent trends impacting our performance, including the slower-than-anticipated recovery in the North American truck market and the overall decline in the credit markets and ensuing economic uncertainty that has contributed to declining revenues, especially within the Original Equipment—Europe segment, continue to put additional pressure on the Company’s ability to remain in compliance with the financial covenants contained in the amended credit agreement and note purchase agreements. These downward trends are expected to continue to adversely affect our financial results into fiscal 2010.

If we default under our amended credit agreement and note purchase agreements and are unable to reach suitable accommodations with our lenders and note holders, our ability to access available lines of credit would be limited, our liquidity would be adversely affected and our debt obligations could be accelerated.

Continued volume declines and potential disruptions in the credit markets due to the world-wide credit crisis may adversely affect our ability to fund our liquidity requirements and to meet our long-term commitments.

Significant volume decreases in the automotive and commercial vehicle markets continue to adversely affect the amount of cash flows generated from operations for meeting the needs of our business. If cash flows are not available from our operations, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as have been experienced during 2008 and into 2009, could adversely affect our ability to draw on our revolving credit facility. Our access to funds under that credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from Modine and other borrowers within a short period of time. Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged.

Our liquidity could be jeopardized by our suppliers suspending normal trade credit terms.

Our liquidity could also be adversely impacted if our suppliers were to suspend normal trade credit terms and require payment in advance or payment on delivery of purchases. If this were to occur, we would be dependent on other sources of financing to bridge the additional period between payment of our suppliers and receipt of payments from our customers.

Our debt level and covenant restrictions may increase our vulnerability to market conditions.

We have a significant level of debt. This debt level could have important consequences for the Company, including increasing our vulnerability to general adverse economic, credit market and industry conditions; requiring a substantial portion of our cash flows from operations to be used for the payment of interest rather than to fund working capital, capital expenditures, strategic business actions and general corporate requirements; limiting our ability to obtain additional financing or refinance our existing debt agreements; and limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.

The agreements governing our debt include covenants that restrict, among other things, our ability to incur additional debt; pay dividends on or repurchase our equity; make investments; and consolidate, merge or transfer all or substantially all of our assets. Our ability to comply with these covenants may be adversely affected by events beyond our control, including prevailing economic, financial and industry conditions. These covenants may also require that we take action to reduce our debt or to act in a manner contrary to our short-term or long-term business objectives. There can be no assurance that we will meet our covenants in the future or that the lenders will waive a failure to meet those tests. Even if we are able to maintain compliance with our covenants, as of March 31, 2009, $96.7 million of our debt was scheduled to mature in fiscal 2012, and adverse economic, credit market and industry conditions could make it increasingly difficult to refinance this indebtedness.

Continued declines in our stock price could result in the delisting of our common stock, which would limit our ability to pursue equity financing.

Our common stock is currently listed on the NYSE. The NYSE maintains continued listing requirements relating to, among other things, market capitalization (including that the average global market capitalization over a consecutive 30 trading-day period is not less than $75 million and, at the same time, total stockholders’ equity is not less than $75 million) and minimum stock price (including that the average closing price of common stock be not less than $1.00 for 30 consecutive trading days). Although we are currently in compliance with NYSE listing requirements, our stock price has declined severely over the past year and our market capitalization went below $75 million for a period of time. If in the future we are unable to satisfy the NYSE criteria for continued listing, we would be notified by the NYSE and given an opportunity to take corrective action. Our stock could be subject to delisting if we are not in compliance after the cure period (generally six months). A delisting of common stock could negatively impact the Company by reducing the liquidity and market price of our stock and reducing the number of investors willing to hold or acquire our common stock. If this were the case, we may not be able to raise additional funds through an equity financing.

Recent market trends may require additional funding for our pension plans.

The Company has several non-contributory defined benefit pension plans that cover most of its domestic employees hired on or before December 31, 2003. The funding policy for these plans is to contribute annually, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with applicable laws and regulations. The market value of the assets held by these plans has recently declined which resulted in a $47.4 million underfunded status of these plans as of March 31, 2009 and may require additional funding contributions. If significant additional funding contributions are necessary, this could have an adverse impact on the Company’s liquidity position.

Intended Divestiture

We intend to divest our South Korean business which will have consequences to our results of operations.

Given the continued underperformance of the South Korean business and the unprecedented market conditions being experienced in the Company’s industry segments and others, our ability to recover our investment in the South Korean business on a “held for sale” basis may be challenging and could result in a material impairment charge or loss on sale in a future period. Our South Korean business continues to underperform expectations and financial targets due largely to a combination of on-going customer pricing pressures, deteriorating product mix, lack of customer base diversification, and our unfavorable manufacturing cost structure.

Market Risks

Customer and Supplier Matters

The current financial condition of the vehicular industry in Europe and the United States could have a negative impact on our ability to finance our operations and disrupt the supply of components to our OEM customers.

Several of our key customers face significant business challenges due to increased competitive conditions and recent changes in consumer demand. In operating our business, we depend on the ability of our customers to timely pay the amounts we have billed them for tools and products. Significant disruption in our customers’ ability to pay us in a timely manner because of financial difficulty or otherwise would have a negative impact on our ability to finance our operations.

In addition, because of the challenging conditions within the global vehicular industry, multiple suppliers have filed for bankruptcy. The bankruptcy courts handling these cases could invalidate or seek to amend existing agreements between the bankrupt companies and their labor unions. The bankruptcy or insolvency of other vehicular suppliers or work stoppages or slowdowns due to labor unrest that may affect these suppliers or our OEM customers could lead to supply disruptions that could have an adverse effect on our business.

Even if such suppliers are not in bankruptcy, many are facing severe financial challenges. As a result, they could seek to impose restrictive payment terms on us or cease to supply us which would have a negative impact on our ability to finance our operations. Because of the expense of dual sourcing, many of our suppliers are single source and hold the tooling for the products we purchase from them. The process to qualify a new supplier and produce tooling is expensive, time consuming and dependent upon customer approval and qualification.

Our OEM customers continually seek to obtain price reductions from us. These price reductions adversely affect our results of operations and financial condition.

A challenge that we and other suppliers to vehicular OEMs face is continued price reduction pressure from our customers. Downward pricing pressure has been a characteristic of the automotive industry in recent years and it is migrating to all our vehicular OEM markets. Virtually all such OEMs have aggressive price reduction initiatives that they impose upon their suppliers, and such actions are expected to continue in the future. In the face of lower prices to customers, the Company must reduce its operating costs in order to maintain profitability. The Company has taken and continues to take steps to reduce its operating costs to offset customer price reductions; however, price reductions are adversely affecting our profit margins and are expected to do so in the future. If the Company is unable to offset customer price reductions through improved operating efficiencies, new manufacturing processes, sourcing alternatives, technology enhancements and other cost reduction initiatives, or if we are unable to avoid price reductions from our customers, our results of operations and financial condition could be adversely affected.

The continual pressure to absorb costs adversely affects our profitability.

We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. They are also requesting that we pay for design, engineering and tooling costs that are incurred prior to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which adversely affects our profitability until the programs for which they have been incurred are launched. If a given program is not launched, we may not be able to recover the design, engineering and tooling costs from our customers, further adversely affecting our profitability.

Over the last several fiscal years, we have experienced a declining gross margin, and we may not succeed in achieving historical or projected gross margin levels.

Our gross margin has declined over the last several fiscal years. These declines were a result of a number of factors including economic, financial and credit market turmoil, sluggish North American commercial vehicle production volumes and, more recently, a marked decline in European production volumes. These economic and end-market conditions, combined with continued operating inefficiencies in our Original Equipment—North America segment and a shift in sales mix toward lower margin products in our Original Equipment—Europe segment, contributed to a 190 basis point decline in the Company’s gross margin in fiscal year 2009 in comparison to the prior year. We cannot assure you that our gross margin will improve or return to prior historical levels or the timing of returning to prior historical levels, and that any further reduction in customer demand for the products that we supply would not have a further adverse effect on our gross margin. A lack of improvement in our future gross margin levels would harm our financial condition and adversely affect our business.

Our OEM business, which accounts for approximately 90 percent of our business currently, is dependent upon the health of the markets we serve.

Current global economic and financial market conditions, including severe disruptions in the credit markets and the potential for a significant and prolonged global economic recession, may materially and adversely affect our results of operations and financial condition. Economic and financial market conditions that adversely affect our customers may cause them to terminate existing purchase orders or to reduce the volume of products they purchase from us in the future. We are highly susceptible to downward trends in the markets we serve because our customers’ sales and production levels are affected by general economic conditions, including access to credit, the price of fuel, employment levels and trends, interest rates, labor relations issues, regulatory requirements, trade agreements and other factors. Any significant decline in production levels for current and future customers could result in long-lived asset impairment charges and would reduce our sales and harm our results of operations and financial condition.

The slowdown in the U.S. economy has reduced the demand for commercial vehicles, and production levels of automobiles and commercial vehicles in Europe have decreased dramatically. The global truck markets are subject to tightening emission standards that drive cyclical demand patterns. The global construction, agriculture and industrial markets are also impacted by emission regulations and timelines driving the need for advanced product development. Continuing declines in any of these markets would have an adverse effect on our business.

If we were to lose business with a major OEM customer, our revenue and profitability could be adversely affected.

Deterioration of a business relationship with a major OEM customer could cause the Company’s revenue and profitability to suffer. We principally compete for new business both at the beginning of the development of new models and upon the redesign of existing models by our major customers. New model development generally begins two to five years prior to the marketing of such models to the public. The failure to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect our business and financial results. In addition, as a result of the relatively long lead times required for many of our complex structural components, it may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sales of existing products. We may incur significant expense in preparing to meet anticipated customer requirements which may not be recovered. The loss of a major OEM customer, the loss of business with respect to one or more of the vehicle models that use our products, or a significant decline in the production levels of such vehicles could have an adverse effect on our business, results of operations and financial condition.

The Company could be adversely affected if we experience shortages of components or materials from our suppliers.

In an effort to manage and reduce the cost of purchased goods and services, the Company, like many suppliers and customers, has been consolidating its supply base. As a result, the Company is dependent on limited sources of supply for certain components used in the manufacture of our products. The Company selects its suppliers based on total value (including price, delivery and quality), taking into consideration their production capacities, financial condition and ability to meet demand. In some cases, it can take several months or longer to find a supplier due to qualification requirements. However, there can be no assurance that strong demand, capacity limitations or other problems experienced by the Company’s suppliers will not result in occasional shortages or delays in their supply of product to us. If we were to experience a significant or prolonged shortage of critical components or materials from any of our suppliers and could not procure the components or materials from other sources, the Company would be unable to meet its production schedules for some of its key products and would miss product delivery dates which would adversely affect our sales, margins and customer relations.

Operational Risks

Restructuring

We may be unable to complete and successfully implement our restructuring plans to reduce costs and increase efficiencies in our businesses and, therefore, we may not achieve the cost savings or timing for completion that we initially projected.

We are implementing a number of cost savings programs, such as the closure of three plants in North America and one in Europe. Successful implementation of these and other initiatives, including the expansion in low cost countries, is critical to our future competitiveness and our ability to improve our profitability.

We had also anticipated that the restructuring efforts would take 18 to 24 months from the time they were announced at the end of January 2008. We now expect to complete the closing of the three plants in North America and the one plant in Germany by March 31, 2011. We have and may continue to experience inefficiencies in the movement of product lines from plants being closed to plants that are remaining open, which could result in delays and reduced cost savings.

We may need to undertake further restructuring actions.

We have initiated certain restructuring actions to realign and resize our production capacity and cost structure to meet current and projected operational and market requirements. We may need to take further actions to reduce the Company’s cost structure and the charges related to these actions may have a material adverse effect on our results of operations and financial condition.

Global Nature of the Business

As a global company, we are subject to currency fluctuations and any significant movement between the U.S. dollar, the euro, and Brazilian real, in particular, could have an adverse effect on our profitability.

Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in euros, the Brazilian real and other currencies. Our profitability is affected by movements of the U.S. dollar against the euro, the real and other currencies in which we generate revenues and incur expenses. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our revenues and financial results. During times of a strengthening U.S. dollar, our reported sales and earnings from our international operations will be reduced because the applicable local currency will be translated into fewer U.S. dollars. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, euro or real, could have an adverse effect on our profitability and financial condition or our on-going ability to remain in compliance with our bank and note covenants.

Reliance Upon Intellectual Property and Product Quality

If we cannot differentiate ourselves from our competitors with our technology, our products may become commodities and our sales and earnings would be adversely affected.

If we were to compete only on cost, our sales would decline substantially. We compete on vehicle platforms that are small- to medium-sized in the industry where our technology is valued. For instance, in the automotive market we do not bid on large vehicle platforms with commoditized products because the margins are too small. If we cannot differentiate ourselves from our competitors with our technology, our products may become commodities and our sales and earnings would be adversely affected.

Developments or assertions by or against the Company relating to intellectual property rights could adversely affect our business.

The Company owns significant intellectual property, including a large number of patents, trademarks, copyrights and trade secrets, and is involved in numerous licensing arrangements. The Company’s intellectual property plays an important role in maintaining our competitive position in a number of the markets we serve. Developments or assertions by or against the Company relating to intellectual property rights could adversely affect the business. Significant technological developments by others also could adversely affect our business and results of operations.

We may incur material losses and costs as a result of product liability and warranty claims and litigation.

We are exposed to warranty and product liability claims in the event that our products fail to perform as expected, and we may be required to participate in a recall of such products. Our largest customers have recently extended their warranty protection for their vehicles. Other OEMs have also similarly extended their warranty programs. This trend will put additional pressure on the supply base to improve quality systems. This trend may also result in higher cost recovery claims by OEMs from suppliers whose products incur a higher rate of warranty claims. Historically, we have experienced relatively low warranty charges from our customers due to our contractual arrangements and improvements in the quality, reliability and durability performance of our products. If our customers demand higher warranty-related cost recoveries, or if our products fail to perform as expected, it could have a material adverse impact on our results of operations or financial condition.

We are also involved in various legal proceedings incidental to our business. Although we believe that none of these matters are likely to have a material adverse effect on our results of operations or financial condition, there can be no assurance as to the ultimate outcome of any such legal proceeding or any future legal proceedings.

Compliance with Governmental Regulations

We may experience negative or unforeseen tax consequences.

We periodically review the probability of the realization of our deferred tax assets based on forecasts of taxable income in both the U.S. and numerous foreign jurisdictions. In our review, we use historical results, projected future operating results based upon approved business plans, eligible carryforward periods, tax planning opportunities and other relevant considerations. Adverse changes in the profitability and financial outlook in both the U.S. and numerous foreign jurisdictions may require changes in the valuation allowances to reduce our deferred tax assets or increase tax accruals. Such changes could result in material non-cash expenses in the period in which the changes are made and could have a material adverse impact on our results of operations or financial condition.

Our business is subject to costs associated with environmental, health and safety regulations.

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our operations and facilities have been and are being operated in compliance, in all material respects, with such laws and regulations, many of which provide for substantial fines and sanctions for violations. The operation of our manufacturing facilities entails risks in these areas, however, and there can be no assurance that we will not incur material costs or liabilities relating to such matters. In addition, potentially significant expenditures could be required in order to comply with evolving environmental, health and safety laws, regulations or other pertinent requirements that may be adopted or imposed in the future.

We are also expanding our business in China and India where environmental, health and safety regulations are in their infancy. As a result, we cannot determine how these laws will be implemented and the impact of such regulation on the Company.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference herein contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any statement that is not a statement of historical fact may be deemed a forward-looking statement. For example, statements containing the words “believes,” “anticipates,” “estimates,” “plans,” “expects,” “intends,” “may,” “projects,” “would” and similar expressions are intended to identify forward-looking statements. There can be no assurance that we will actually achieve the plans, intentions or expectations disclosed in our forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by these forward-looking statements, including the factors referred to above under the caption “Risk Factors.” These important factors include the factors that we identify in the documents we incorporate by reference in this prospectus. You should read these factors and the other cautionary statements made in this prospectus, any prospectus supplement and the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus, any prospectus supplement and in the documents incorporated by reference. We do not assume any obligation to update any forward-looking statements we make.

USE OF PROCEEDS

Unless we specify another use in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities offered by us for general corporate purposes, which may include working capital and/or capital expenditures. We may also use such proceeds to fund acquisitions of businesses, technologies or product lines that complement our current business. However, we currently have no commitments or agreements for any specific acquisitions. We may set forth additional information on the use of net proceeds from the sale of the securities we offer under this prospectus in a prospectus supplement related to a specific offering.

RATIO OF EARNINGS TO FIXED CHARGES

Our historical ratio of earnings to fixed charges is shown in the table below.

	Fiscal Quarter		Fiscal Year
	June 30, 2009	June 30, 2008	March 31, 2009		March 31, 2008		March 31, 2007	March 31, 2006	March 31, 2005
Ratio of earnings to fixed charges	0.16	5.69	n.m.	*	n.m.	*	4.79	10.57	12.80

*	The ratio of Earnings to Fixed Charges for the years ended March 31, 2009 and 2008 are less than a 1:1 ratio by $101.0 million and $17.7 million in earnings, respectively.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges plus amortization of capitalized interest less interest capitalized during the period. Fixed charges include interest expense, whether expensed or capitalized; amortization of debt issuance cost; and the portion of rental expense representative of the interest factor.

DESCRIPTION OF SECURITIES

Common Stock

This summary highlights selected information about our capital stock and may not contain all of the information that is important to you. It is subject in all respects to applicable Wisconsin law and to the provisions of the amended and restated articles of incorporation and our bylaws, copies of which have been filed with the SEC, to which you should refer for more complete information. Under our amended and restated articles of incorporation, we have the authority to issue up to 96,000,000 shares of capital stock, consisting of 80,000,000 shares of common stock, par value $0.625 per share, and 16,000,000 shares of preferred stock, par value $0.025 per share. We encourage you to read our amended and restated articles of incorporation and our bylaws because they, and not this summary, define the rights of holders of our common stock.

Voting Rights. Each outstanding share of our common stock is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders. Holders of shares of common stock are not entitled to cumulate their votes in the election of directors. In a non-contested election, directors are elected by a majority vote standard, whereas in any contested election, directors are elected by a plurality of the votes cast. Generally, unless a different vote is required by the amended and restated articles of incorporation, the bylaws or the Wisconsin Business Corporation Law (the “WBCL”), all matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter at a meeting at which a quorum is present, subject to any voting rights granted to holders of then-outstanding preferred stock.

Dividend and Liquidation Rights. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends, subject to the rights of the holders of preferred stock, if any, then outstanding. In the event of the dissolution, liquidation or winding up of Modine, holders of our common stock will be entitled to receive, pro rata, any assets and funds of Modine remaining after satisfaction of Modine’s creditors and the payment of all amounts that the holders of preferred stock, if any, then outstanding may be entitled to receive.

Preemptive and Other Rights. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights.

Liability to Further Calls or Assessments. Under the WBCL, when Modine receives the consideration for which the board of directors authorized the issuance of shares, the shares issued for that consideration are fully paid and nonassessable.

Possible Anti-Takeover Effects of our Amended and Restated Articles of Incorporation and Bylaws. Our amended and restated articles of incorporation and bylaws contain provisions that could make it more difficult to acquire Modine by means of a tender offer, proxy contest or otherwise. The description set forth below is intended as a summary only. For complete information we encourage you to read our amended and restated articles of incorporation and bylaws.

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Board of Directors. Our amended and restated articles of incorporation and bylaws provide that the board of directors must be divided into three classes as nearly equal in number as possible, as determined by the board of directors. The total number of directors is to be the number provided in the bylaws, but not less than seven. One class is elected each year for a three-year term. Shareholders have the right to remove directors, but only for good cause and by the affirmative vote of a majority of the outstanding shares entitled to vote for the election of the director. The removal of a director may only be taken at a special meeting of shareholders called for that purpose.

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Advance Notice Requirements for Shareholder Proposals and Director Nominees. Our bylaws require advance notice with regard to business proposed to be submitted by a shareholder at any annual or special meeting of our shareholders, including the nomination of candidates for election as directors.

Notice of proposed shareholder business must be timely given in writing to our corporate secretary prior to the meeting. To be timely, notice must be received at our principal executive offices within the time frames specified in our bylaws. The notice must also contain certain information specified in our bylaws, including, with respect to a director nomination, the written consent of the nominee to serve as a director if elected.

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Special Meetings; Shareholder Action Without a Meeting. Special meetings of shareholders may be called by a majority of the members of the board of directors, by the chairperson of the board, by the chief executive officer, or, as required by the WBCL, pursuant to one or more written demands signed by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, which demand(s) must describe one or more purposes for which the special meeting is to be held. The bylaws contain provisions regarding special meetings called upon the demand of shareholders. Shareholder action may be taken without a meeting only by the unanimous written consent of all shareholders entitled to vote on the action.

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Required Vote for Certain Actions. Pursuant to Section 180.1706(l) of the WBCL, except as otherwise provided in a corporation’s articles of incorporation, any amendment to the articles of incorporation, merger or share exchange, sale of all or substantially all assets otherwise than in the regular course of business, dissolution of the corporation or revocation of dissolution, involving a corporation organized before January 1, 1973, such as Modine, which did not expressly elect before January 1, 1991 to be governed by a majority or greater voting requirement, must be approved by the affirmative vote of two-thirds of the shares entitled to vote at a meeting called for that purpose. Article VII of our amended and restated articles of incorporation expressly retains the two-thirds vote requirement for these actions.

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Amendment of Bylaws. Shareholders have the right to amend or repeal the bylaws at any regular or special meeting of the shareholders, if notice of the proposed action was specified in the notice of the meeting. That action requires the affirmative vote of not less than two-thirds of the shares entitled to vote. The board of directors may also amend the bylaws by the affirmative vote of not less than two-thirds of the full board of directors of the Company.

Certain Statutory Provisions. Wisconsin law, under which we are incorporated, contains certain provisions that may be important when considering the rights of holders of our capital stock. The description set forth below is intended as a summary only. For complete information we encourage you to review the applicable provisions of the WBCL.

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Business Combination Statute. Sections 180.1140 to 180.1144 of the WBCL regulate a broad range of business combinations between a resident domestic corporation and an “interested stockholder.” A business combination is defined to include any of the following transactions:

•	a merger or share exchange;

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a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the aggregate market value of the stock or assets of the company or 10% of its earning power or income;

•	the issuance or transfer of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock;

•	any reclassification of securities or recapitalization of the resident domestic corporation if the effect is to increase the proportionate share of its securities owned by the interested stockholder.

A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Securities Exchange Act of 1934 and that, as of the relevant date, satisfies any of the following: (1) its principal offices are located in Wisconsin, (2) it has significant business operations located in Wisconsin,

(3) more than 10% of the holders of record of its shares are residents of Wisconsin, or (4) more than 10% of its shares are held of record by residents of Wisconsin. Modine is a resident domestic corporation for purposes of these statutory provisions.

An “interested stockholder” is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years.

Under this law, we cannot engage in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested stockholder before the acquisition. We may engage in a business combination with an interested stockholder after the expiration of the three-year period with respect to that stockholder only if one or more of the following conditions is satisfied: (1) the board of directors approved the acquisition of the stock before the date on which the stockholder acquired the shares, (2) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder, or (3) the consideration to be received by stockholders meets certain fair price requirements of the statute with respect to form and amount.

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Fair Price Statute. The WBCL also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a “significant shareholder” and a resident domestic corporation, such as us, require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any business combination to which the statute applies must be approved by 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless (a) the aggregate value of the per share consideration is equal to the highest of:

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the highest per share price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

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the market value per share of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest, or

•	the highest preferential amount per share in a liquidation or dissolution to which holders of the shares would be entitled,

and (b) the significant shareholder offers either cash or the same form of consideration used by the significant shareholder to acquire the largest number of shares it acquired.

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Control Share Voting Restrictions. Under Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person, or group of persons acting together, in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares. The board of directors has adopted a provision in our bylaws that specifies that the control share voting restrictions of Section 180.1150 do not apply to any shares of our stock.

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Defensive Action Restrictions. Section 180.1134 of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before the corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following: (1) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares, or (2) sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

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Constituency or Stakeholder Provision. Under Section 180.0827 of the WBCL, in discharging his or her duties to Modine and in determining what he or she believes to be in the best interests of Modine, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent.

Preferred Stock

Under our amended and restated articles of incorporation, shares of preferred stock may be divided into and issued in series, from time to time, with each such series to be so designated as to distinguish the shares thereof from the shares of all other series of preferred stock. All shares of preferred stock must be identical except as to the following rights and preferences, as to which there may be variations between different series:

•	the rate of dividend;

•	the price at and the terms and conditions on which shares of preferred stock may be redeemed;

•	the amount payable upon shares of preferred stock in event of voluntary or involuntary liquidation;

•	sinking fund provisions for redemption or purchase of shares of preferred stock;

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the terms and conditions on which shares of preferred stock may be converted into other series or classes of capital stock, if the shares of any series of preferred stock are issued with the privilege of conversion;

•	voting rights, if any; and

•	any other rights or preferences as to which the laws of the State of Wisconsin, as in effect at the time of the determination thereof, permit variations between different series of preferred stock.

Each series of preferred stock may have only such voting rights, if any, preemptive rights, if any, and such other designations, preferences, limitations and relative rights as is stated and expressed in the resolution or resolutions providing for the issue of such series of preferred stock adopted by the board of directors or as may be required by law. The applicable prospectus supplement will describe the particular terms of any series of preferred stock.

Warrants

We may issue warrants to purchase our common stock or preferred stock. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We may issue warrants under one or more warrant agreements to be entered into between the Company, and a warrant agent that we would name in the applicable prospectus supplement.

We will describe in the applicable prospectus supplement the terms of the series of warrants, including some or all of the following:

•	the title of the warrants;

•	the offering price and aggregate number of warrants to be offered;

•	the exercise price of the warrants;

•	the number of shares of common stock or preferred stock that can be purchased upon the exercise of an individual warrant;

•	the dates or periods during which the warrants are exercisable;

•	if applicable, the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

•	the terms of any rights to redeem or call the warrants;

•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrants;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms relating to the modification of the warrants;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

•	any other specific terms of the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the common stock or of the preferred stock purchasable upon exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

The description in the applicable prospectus supplement of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of the applicable warrants, see “Where You Can Find Additional Information” below. We urge you to read the applicable warrant and any applicable prospectus supplement in their entirety.

Debt Securities

We may offer secured or unsecured debt securities which may be senior or subordinated, and which may be convertible. Any debt securities that we issue will be issued under an indenture to be entered into between us and a trustee. A form of senior indenture and a form of subordinated indenture are attached as an exhibit to the registration statement of which this prospectus forms a part. The following description of the terms of the debt securities sets forth certain general terms and provisions. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities will be described in the applicable prospectus supplement.

This prospectus summarizes what we believe to be the material provisions of the forms of indenture attached as exhibits to the registration statement of which this prospectus forms a part and that are incorporated herein by reference and the debt securities that we may issue under such forms of indenture. This summary is not complete and may not describe all of the provisions of the indentures or of the debt securities that may be important to you. For additional information, you should carefully read the forms of indenture attached as exhibits to the registration statement of which this prospectus forms a part and that are incorporated herein by reference.

In addition, when we offer to sell a particular series of debt securities, we will describe the specific terms of those debt securities in a supplement to this prospectus. The terms of such a particular series of debt securities may differ from the terms described in this prospectus. As a result, the particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to the debt securities, will be described in the applicable prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the applicable prospectus supplement and to the following description.

The debt securities may be issued in one or more series as may be authorized from time to time. Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	percentage or percentages of principal amount at which such securities will be issued;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	redemption (including upon a “change of control”) or early repayment provisions;

•	whether the securities will be senior or subordinated;

•	whether the securities will be secured or unsecured, and if secured, what the collateral will consist of;

•	applicable subordination provisions, if any;

•	conversion or exchange into other securities;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such securities will be issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary for global securities;

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whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

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the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	extent to which a secondary market for the securities is expected to develop;

•	our obligation or right to redeem, purchase or repay securities under a sinking fund, amortization or analogous provision;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture; and

•	additional terms not inconsistent with the provisions of the indenture.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

Unless otherwise indicated in a prospectus supplement, we expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and any integral multiples thereof. Subject to the limitations provided in the indentures and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the corporate office of the trustee or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

The indentures and the debt securities must be construed in accordance with and governed by the laws of the State of New York.

PLAN OF DISTRIBUTION

Each prospectus supplement will describe the method of distribution of the securities offered pursuant to the prospectus supplement.

We may sell the securities offered by this prospectus in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	directly to purchasers, including our affiliates;

•	through agents;

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through a block trade in which the broker or dealer engaged to handle the block will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or

•	through a combination of any of these methods of sale.

We may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We may engage in “at the market” offerings of our common stock. An “at the market” offering is an offering of our common stock at other than a fixed price to or through a market maker.

We will set forth in a prospectus supplement the terms of the offering of our securities, including some or all of the following:

•	the type and amount of securities we are offering;

•	the purchase price of our securities being offered and the net proceeds we will receive from the sale;

•	the method of distribution of the securities we are offering;

•	the name or names of any agents, underwriters or dealers;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any underwriting discounts and commissions or agency fees and commissions and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Sale Through Underwriters or Dealers

If we use an underwriter or underwriters in the sale of securities offered by this prospectus, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities, including other public or private transactions and short sales. Underwriters may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If we use an underwriter or underwriters in the sale of the securities, we will execute an underwriting agreement with the underwriter or underwriters at the time we reach an agreement for sale. We will set forth in the applicable prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. This compensation may be in the form of discounts, concessions or commissions.

We may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions. If we grant any over-allotment option, the terms of any over-allotment option will be set forth in the prospectus supplement relating to those securities.

Sale Through Dealers

If we use dealers in the sale of securities offered by this prospectus, we or an underwriter will sell the securities to them as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will set forth the names of the dealers and the terms of the transactions.

Direct Sales

We may directly solicit offers to purchase securities offered by this prospectus. In this case, no underwriters or agents would be involved. We may sell securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of securities. The terms of any such sales will be described in the prospectus supplement.

Sales Through Agents

Securities also may be offered and sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of securities and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment. Any agent may be deemed to be an underwriter within the meaning of the Securities Act with respect to any sale of securities.

Delayed Delivery Contracts

If the applicable prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. Institutions with which contracts of this type may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, but in all cases those institutions must be approved by us. The obligations of any purchaser under any contract of this type will be subject to the condition that the purchase of securities may not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Our common stock is listed on the NYSE. Any common stock sold pursuant to a prospectus supplement will be eligible for listing and trading on the NYSE, subject to official notice of issuance. Unless the applicable prospectus supplement states otherwise, each other class or series of securities issued will be a new issue and will have no established trading market. We may elect to list any other class or series of securities on an exchange, but we are not currently obligated to do so. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter also may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

The underwriters or other agents may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters or agents may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters or agents. The underwriters or agents may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters or agents also may use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us against specified liabilities, including liabilities under the Securities Act, or to contribution by us to payments they may be required to make in respect to such liabilities. The applicable prospectus supplement will describe the terms and conditions of indemnification or contribution. Some of our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business. We will describe in the prospectus supplement the nature of any such relationship and the name of the parties involved. Any lockup arrangements will be set forth in the applicable prospectus supplement.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus will be passed upon for us by Godfrey & Kahn, S.C., Milwaukee, Wisconsin.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Current Report on Form 8-K dated September 15, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with the SEC relating to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. We have omitted parts of the registration statement, as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any document referred to are not necessarily complete and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the securities offered hereby, reference is made to such registration statement, exhibits and schedules.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings may be inspected by anyone without charge and copies of these materials may be obtained upon the payment of the fees prescribed by the SEC, at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available through the Internet web site maintained by the SEC at the following address: http://www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. SEC rules require that the financial statements included or incorporated by reference in this prospectus reflect any subsequent changes in accounting principles or presentation that are being applied retrospectively. As we retrospectively adopted new accounting standards effective April 1, 2009, we revised our financial statements and other information included in the annual report on Form 10-K for the year ended March 31, 2009 for these retrospectively applied changes in accounting principles or basis of presentation in the Current Report on Form 8-K dated September 15, 2009. We incorporate by reference the following documents (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act.):

•	our annual report on Form 10-K for the fiscal year ended March 31, 2009;

•	our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009;

•	our current reports on Form 8-K dated April 9, 2009, April 25, 2009, May 15, 2009, May 27, 2009, June 5, 2009, and September 15, 2009;

•	our definitive proxy statement on Schedule 14A dated June 22, 2009; and

•	a description of our capital stock contained in Amendment No. 1 to our registration statement on Form 8-A, filed with the SEC on July 14, 2008.

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act (excluding any portion of any such documents that are “furnished” but not “filed” for purposes of the Exchange Act), including reports filed after the date of the initial filing of the registration statement and before the effectiveness of the registration statement, until we sell all of the securities offered by this prospectus or terminate this offering.

You may request a copy of any of the documents referred to above, other than an exhibit to a filing unless the exhibit is specifically incorporated by reference into that filing, at no cost, by contacting us in writing or by telephone at:

Secretary

Modine Manufacturing Company

1500 DeKoven Avenue

Racine, Wisconsin 53403

(262) 636-1200

12,000,000 shares

Modine Manufacturing Company

Common stock

Prospectus supplement

September 24, 2009

Book-running manager

J.P. Morgan

Lead manager

Robert W. Baird & Co.

Co-managers

Comerica Securities	KeyBanc Capital Markets